Exhibit (a)(1)(i)

Cover Letter to

Offer to Purchase and Letter of Transmittal

August 9, 2021

Dear BMC Fund, Inc. Shareholder:

BMC Fund, Inc. (the “Fund”) is writing to inform you of important dates relating to a tender offer by the Fund. If you are not interested in having the Fund repurchase some or all of your beneficial interest in the Fund (the “Shares”) valued as of September 30, 2021, please disregard this notice and take no action.

The tender offer period will begin on August 9, 2021 (the “Commencement Date”) and will end at 11:59 p.m. (Eastern Time) on September 10, 2021, at which point the tender offer will expire, unless the tender offer is extended by the Fund in the discretion of the Fund’s Board of Directors. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund consistent with the demand of certain Shareholders. Shares may be presented to the Fund for repurchase only by tendering them during the tender offer period.

Should you wish to tender some or all of your Shares for repurchase by the Fund during the tender offer, please complete and return the enclosed Letter of Transmittal so that it is received by the Fund no later than 11:59 p.m. (Eastern Time) on September 10, 2021. If you do not wish to have some or all of your Shares repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

The Board of Directors of the Fund has approved the tender offer. However, neither the Fund nor its Board of Directors is recommending that any Shareholders tender or refrain from tendering any Shares. Each Shareholder must decide whether to tender Shares and, if so, how many Shares to tender

If you would like to tender your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to BMC Fund, Inc., c/o Wendy Sims, 800 Hickory Blvd. SW, Lenoir, North Carolina, 28645; or (ii) fax it to BMC Fund, Inc. at (828) 758-8919, Attention: Tender Offer so that it is received before 11:59 p.m. (Eastern Time) on September 10, 2021.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call (828) 758-6100.

Sincerely,

BMC Fund, Inc.